Mail Stop 4561

December 5, 2007

VIA U.S. MAIL AND FAX (852) 2191-9890

Dorothy Wong
Chief Accounting Officer
China Entertainment Group, Inc.
Unit 3409 Shun Tak Center, West Tower
168-200 Connaught Road Central
Hong Kong

> **Re:** **China Entertainment Group, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2005**
> **Filed April 23, 2007**
> **File No. 000-29019**

Dear Ms. Wong:

We have reviewed your response letter dated December 3, 2007 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2005

Financial Statements

Consolidated Statements of Operations, page F-3

1.   We have reviewed your response to our previous comment number one. Please provide to us more information regarding management's basis for determining that expense recognition was more appropriate as opposed to a capital distribution and the accounting literature relied upon. Additionally, please tell us the amount recovered through the date of your response and how you have accounted for these recoveries.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief